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                 April 9, 2021

       Craig Shore
       Chief Financial Officer
       InspireMD, Inc.
       4 Menorat Hamaor. St.
       Tel Aviv, Israel 6744832

                                                        Re: InspireMD, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 5, 2021
                                                            File No. 333-255038

       Dear Mr. Shore:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Tim Buchmiller at 202-551-3635 or Jordan Metoyer at 202-551-6001 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Mark Selinger, Esq.